Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in this Registration Statement (Form S-3) and related Prospectus of BeiGene, Ltd. for the registration of its ordinary shares, ordinary shares in the form of American Depositary Shares, preferred shares, preferred shares in the form of American Depositary Shares, debt securities, warrants and units and to the incorporation by reference therein of our reports dated March 2, 2020, with respect to the consolidated financial statements of BeiGene, Ltd., and the effectiveness of internal control over financial reporting of BeiGene, Ltd., included in its Annual Report (Form 10-K) for the year ended December 31, 2019, filed with the Securities and Exchange Commission.

/s/ Ernst & Young Hua Ming LLP

Beijing, People’s Republic of China

May 11, 2020